SUPPLEMENT TO THE PROSPECTUS OF
GLENBROOK LIFE AND ANNUITY COMPANY
INDIVIDUAL FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
DATED SEPTEMBER 6, 1995




On page 18 of your prospectus, the second paragraph under the heading "Reinsurance Agreements" has been deleted in its entirety.


The following paragraph replaces the paragraph under the heading
"Liquidity and Capital Resources" on page 22 of your prospectus:

      Under the terms of the reinsurance agreement, assets of the Company that relate to insurance in-force, excluding separate account assets, are transferred to Allstate Life. Therefore, the funds necessary to support the operations of the Company are provided by Allstate Life and the Company is not required to obtain additional capital to support in-force or future business.






February 12, 1996